 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM N-8A

ADOPTION AND AMENDMENT TO NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company, a Delaware statutory trust (the “Registrant”), hereby notifies the Securities and Exchange Commission that it is amending and adopting as its own the Notification of Registration of Midas Fund, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such Notification of Registration submits the following information:

Name:  Midas Series Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

11 Hanover Square, New York, NY 10005

Telephone Number (including area code):  (212) 480-6432

Name and Address of Agent for Service of Process:

InCorp Services, Inc.
One Commerce Center
1201 Orange St., #600
Wilmington, DE 19899

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes [X]*                                No [   ]

* Midas Series Trust filed an amendment to the registration statement of Midas Fund, Inc., under and pursuant to the provisions of section 8(b) of the Investment Company Act of 1940, as amended, on October 11, 2012 amending and adopting such registration statement as its own pursuant to Rule 414 under the Securities Act of 1933, as amended. The amendment is anticipated to become effective on October 15, 2012.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this amendment to the Notification of Registration to be duly signed on its behalf, in the City of New York, and State of New York, on the 11th day of October 2012.

Midas Series Trust

By: /s/ John F. Ramirez

Name: John F. Ramirez

Title: General Counsel

Attest:  /s/ Jacob Bukhsbaum

Name:  Jacob Bukhsbaum

Title:  Compliance Administrator